EXHIBIT 4.34
Third Amendment
To The
Savings & Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.
     1. Recitals. Section 12.1 of the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) gives First Interstate BancSystem, Inc. (the “Plan Sponsor”) the right to amend the Plan at any time. On July 26, 2006, the Board of Directors of the Plan Sponsor delegated authority to the First Interstate BancSystem, Inc. Benefits Committee (the “Committee”) to amend the Plan to modify or add provisions relating to the immediate or delayed inclusion or exclusion of employees acquired or disposed of in any corporate acquisition, reorganization or similar transaction involving FIBS or any of its subsidiaries. The Committee hereby amends the Plan to grant service credit under the Plan to employees of affiliated entities located in South Dakota.
     2. Amendment of Plan. The following Amendment to the Plan is adopted effective as of the Closing as that term is defined in Section 6.1 of the Stock Purchase Agreement between the Plan Sponsor and First Western Bancorp, Inc. dated September 18, 2007.
     (A) Section 3.2 of the Plan shall be amended by adding the following as the last paragraph thereof:
In the case of Employees who were employed by First Western Bank Sturgis, Sturgis, South Dakota, First Western Bank, Wall, South Dakota or First Western Data, Inc. on the date in which all of the issued and outstanding common stock and other equity interests in such entities were acquired by the Company, Eligibility Service shall include Hours of Service performed for First Western Bank Sturgis, Sturgis, South Dakota, First Western Bank, Wall, South Dakota or First Western Data, Inc., whichever is applicable, prior to such date.
     (B) Section 5.3 shall be amended by adding a new subsection (e) to read in its entirety as follows:
(e)	In the case of Employees who were employed by First Western Bank Sturgis, Sturgis, South Dakota, First Western Bank, Wall, South Dakota or First Western Data, Inc. on the date in which all of the issued and outstanding common stock and other equity interests in such entities were acquired by the Company, Vesting Service shall include all years of service performed for First Western Bank Sturgis, Sturgis, South Dakota, First Western Bank, Wall, South Dakota or First Western Data, Inc., whichever is applicable, prior to such date.
     3. Other Provisions. All other provisions of the Plan shall remain unamended and in full force.

/s/ LYLE R. KNIGHT
Lyle R. Knight, Benefits Committee Chair
Date: 1-10-08

Third Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.	01/2008
Prepared by Holland & Hart LLP	1